SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Mandalay Digital Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

562562108
(CUSIP Number)

March 1, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562562108	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adage Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,553,333
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,553,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,553,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562562108	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adage Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,553,333
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,553,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,553,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562562108	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adage Capital Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,553,333
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,553,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,553,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562562108	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,553,333
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,553,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,553,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562562108	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,553,333
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,553,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,553,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.4%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562562108	13G	Page 7 of 10 Pages

This statement on Schedule 13G (the "Schedule 13G") relates to the Common Stock (as defined below) of the Company (as defined below). The Reporting Persons (as defined below) have previously filed a statement on Schedule 13G which was last amended on October 14, 2011 as well as a statement on Schedule 13D filed on September 16, 2011, to report their beneficial ownership of Common Stock of the Company that is the subject of this Schedule 13G.

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Mandalay Digital Group, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 4751 Wilshire Boulevard, Third Floor, Los Angeles, CA 90010.

Item 2 (a).	NAME OF PERSON FILING:
This statement is filed by:

	(i)	Adage Capital Partners, L.P., a Delaware limited partnership ("ACP") with respect to the shares of Common Stock directly owned by it;

(ii)
Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), as general partner of ACP with respect to the shares of Common Stock directly owned by ACP;

(iii)
Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), as managing member of ACPGP, general partner of ACP, with respect to the shares of Common Stock directly owned by ACP;

	(iv)	Robert Atchinson ("Mr. Atchinson"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the shares of Common Stock directly owned by ACP; and

	(v)	Phillip Gross ("Mr. Gross"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the shares of Common Stock directly owned by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.

Item 2(c).	CITIZENSHIP:

ACP is a limited partnership organized under the laws of the State of Delaware.  ACPGP and ACA are limited liability companies organized under the laws of the State of Delaware.  Messrs. Gross and Atchinson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.0001 per share (the "Common Stock").

CUSIP No. 562562108	13G	Page 8 of 10 Pages

Item 2(e).	CUSIP NUMBER:

562562108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

A.	Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C. and Adage Capital Advisors, L.L.C.
	(a)	Amount beneficially owned: 12,553,333
(b)
Percent of class: 19.4%.  The Company's annual report for the fiscal year ended December 31, 2011 filed on Form 10-Q on February 24, 2012, indicates that as of February 16, 2012, there were 52,146,469 shares of Common Stock outstanding.  In addition, the Company issued 12,553,333 shares of Common Stock to ACP on March 1, 2012, as more fully disclosed in the Company's Current Report on Form 8-K filed on March 7, 2012.  Therefore, based on the Company's total number of outstanding shares of Common Stock and assuming the exercise of the reported warrants, the Reporting Persons may be deemed to beneficially own 19.4% of the outstanding shares of Common Stock of the Company.

	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 12,553,333
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 12,553,333

CUSIP No. 562562108	13G	Page 9 of 10 Pages

B.	Robert Atchinson and Phillip Gross
	(a)	Amount beneficially owned: 12,553,333
	(b)	Percent of class: 19.4%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 12,553,333
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 12,553,333
Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote the Common Stock beneficially owned by ACP.  Neither Mr. Atchinson nor Mr. Gross directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by ACP.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

ACPGP, the general partner of ACP, has the power to direct the affairs of ACP, including decisions respecting the disposition of the proceeds from the sale of Common Stock.  Messrs. Atchinson and Gross are the Managing Members of ACA, the managing member of ACPGP, and in that capacity direct ACPGP's operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.
Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.
Item 10.	CERTIFICATION.
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 562562108	13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 14, 2012

ADAGE CAPITAL PARTNERS, L.P.
By:	Adage Capital Partners GP, L.L.C.,
its general partner

By	Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name:	Robert Atchinson
Title:	Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.
By:	Adage Capital Advisors, L.L.C.,
its managing member

/s/ Robert Atchinson
Name:	Robert Atchinson
Title:	Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

/s/ Robert Atchinson
Name:	Robert Atchinson
Title:	Managing Member

ROBERT ATCHINSON

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

PHILLIP GROSS

/s/ Phillip Gross
PHILLIP GROSS, individually